

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2017

Siddhartha Sankaran
Executive Vice President and Chief Financial Officer
American International Group, Inc.
175 Water Street
New York, NY 10038

      Re: American International Group, Inc.
            Form 10-Q for the Quarterly Period Ended September 30, 2017
            Filed November 3, 2017
            File No. 001-08787

Dear Mr. Sankaran:

      We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Measures, page 73

1.   "After-tax operating income attributable to AIG" and "pre-tax operating income" that you identify as non-GAAP measures appear to be titles that are the same as, or confusingly similar to, those used for GAAP financial measures and precluded by Item 10(e)(ii)(E) of Regulation S-K. As such, please confirm to us that you will revise the titles of these measures in future filings to provide an appropriate description for each measure that complies with Item 10(e).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance